July 22, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Duc Dang, Attorney-Advisor

Re:	The Charles Schwab Corporation

Registration Statement on Form S-4

Filed April 21, 2011

File No. 333-173635

Dear Mr. Dang:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Charles Schwab Corporation (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 thereto, so that it will become effective at 10:00 a.m., Eastern Time, on Wednesday, July 27, 2011 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attention: Duc Dang

Please contact Elizabeth Cooper (212-455-3407) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Ms. Cooper when this request for acceleration has been granted.

THE CHARLES SCHWAB CORPORATION

By:	/s/ Joseph R. Martinetto

Name: Joseph R. Martinetto
Title: Executive Vice President and Chief Financial Officer

cc:	Adam F. Turk

Securities and Exchange Commission

Susan L. Stapleton, Esq.

The Charles Schwab Corporation

Hillary Victor, Esq.

optionsXpress Holdings, Inc.

Gerald T. Nowak, Esq.

Kirkland & Ellis LLP